Rules 4.7.3 and 4.10.3 ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 1 Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Name of entity Mesoblast Limited ABN/ARBN Financial year ended: 109 431 870 30 June 2025 Our corporate governance statement1 for the period above can be found at:2 ☐ These pages of our annual report: ☒ This URL on our website: www.mesoblast.com/company/corporate-governance The Corporate Governance Statement is accurate and up to date as 16 October 2025 and has been approved by the board. The annexure includes a key to where our corporate governance disclosures can be located.3 Date: 27 October 2025 Name of authorised officer authorising lodgement: Silviu Itescu 1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period. Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period. Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3. Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3. The Appendix 4G is not a substitute for, and is not to be confused with, the entity's corporate governance statement. They serve different purposes and an entity must produce each of them separately. 2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable. 3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection. See notes 4 and 5 below for further instructions on how to complete this form.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 2 ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT 1.1 A listed entity should have and disclose a board charter setting out: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management. ☒ and we have disclosed a copy of our board charter at: https://www.mesoblast.com/company/corporate- governance/role-and-composition-of-the-board ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.2 A listed entity should: (a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. ☒ ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.3 A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment. ☒ ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.4 The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board. ☒ ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”). 5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 3 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 1.5 A listed entity should: (a) have and disclose a diversity policy; (b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and (c) disclose in relation to each reporting period: (1) the measurable objectives set for that period to achieve gender diversity; (2) the entity’s progress towards achieving those objectives; and (3) either: (A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or (B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act. If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period. ☐ and we have disclosed a copy of our diversity policy at: https://www.mesoblast.com/company/corporate- governance/key-policies and we have disclosed the information referred to in paragraph (c) at: …………………………………………………………………………….. [insert location] and if we were included in the S&P / ASX 300 Index at the commencement of the reporting period our measurable objective for achieving gender diversity in the composition of its board of not less than 30% of its directors of each gender within a specified period. ☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 1.6 A listed entity should: (a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. ☒ and we have disclosed the evaluation process referred to in paragraph (a) at: https://www.mesoblast.com/company/corporate- governance/board-committees-and-charters and whether a performance evaluation was undertaken for the reporting period in accordance with that process at: 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 4 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 1.7 A listed entity should: (a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. ☒ and we have disclosed the evaluation process referred to in paragraph (a) at: 2025 Remuneration Report which is set out on pages 103 to 131 of the Form 20-F contained within Mesoblast’s Annual Report 2025 and whether a performance evaluation was undertaken for the reporting period in accordance with that process at: 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 5 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 2 - STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE 2.1 The board of a listed entity should: (a) have a nomination committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively. ☒ and we have disclosed a copy of the charter of the committee at: https://www.mesoblast.com/company/corporate- governance/board-committees-and-charters and the information referred to in paragraphs (4) and (5) at: Item 6 “Directors, Senior Management and Employees” (pages 97-139) of the Form 20-F contained within Mesoblast’s Annual Report 2025 ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.2 A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership. ☒ and we have disclosed our board skills matrix at: 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.3 A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director. ☒ and we have disclosed the names of the directors considered by the board to be independent directors at: 2025 Corporate Governance Statement and, where applicable, the information referred to in paragraph (b) at: 2025 Corporate Governance Statement and the length of service of each director at: 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 6 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 2.4 A majority of the board of a listed entity should be independent directors. ☐ ☒ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.5 The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity. ☒ ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 2.6 A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively. ☒ ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY 3.1 A listed entity should articulate and disclose its values. ☒ and we have disclosed our values at: https://www.mesoblast.com/company/corporate- governance/code-of-conduct-and-values ☐ set out in our Corporate Governance Statement 3.2 A listed entity should: (a) have and disclose a code of conduct for its directors, senior executives and employees; and (b) ensure that the board or a committee of the board is informed of any material breaches of that code. ☒ and we have disclosed our code of conduct at: https://www.mesoblast.com/company/corporate- governance/code-of-conduct-and-values ☐ set out in our Corporate Governance Statement 3.3 A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy. ☒ and we have disclosed our whistleblower policy at: https://www.mesoblast.com/company/corporate- governance/key-policies ☐ set out in our Corporate Governance Statement 3.4 A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy. ☒ and we have disclosed our anti-bribery and corruption policy at: https://www.mesoblast.com/company/corporate- governance/key-policies ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 7 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS 4.1 The board of a listed entity should: (a) have an audit committee which: (1) has at least three members, all of whom are non- executive directors and a majority of whom are independent directors; and (2) is chaired by an independent director, who is not the chair of the board, and disclose: (3) the charter of the committee; (4) the relevant qualifications and experience of the members of the committee; and (5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner. ☒ and we have disclosed a copy of the charter of the committee at: https://www.mesoblast.com/company/corporate- governance/board-committees-and-charters and the information referred to in paragraphs (4) and (5) at: Item 6 “Directors, Senior Management and Employees” (pages 97-139) of the Form 20-F contained within Mesoblast’s Annual Report 2025 ☐ set out in our Corporate Governance Statement 4.2 The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. ☒ ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 8 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 4.3 A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor. ☒ and we have disclosed our market disclosure and shareholder communications policy at: https://www.mesoblast.com/company/corporate- governance/key-policies ☐ set out in our Corporate Governance Statement PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE 5.1 A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1. ☒ and we have disclosed our continuous disclosure compliance policy at: https://www.mesoblast.com/company/corporate- governance/key-policies ☐ set out in our Corporate Governance Statement 5.2 A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made. ☒ ☐ set out in our Corporate Governance Statement 5.3 A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation. ☒ ☐ set out in our Corporate Governance Statement PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS 6.1 A listed entity should provide information about itself and its governance to investors via its website. ☒ and we have disclosed information about us and our governance on our website at: https://www.mesoblast.com/company/corporate-governance ☐ set out in our Corporate Governance Statement 6.2 A listed entity should have an investor relations program that facilitates effective two-way communication with investors. ☒ ☐ set out in our Corporate Governance Statement 6.3 A listed entity should disclose how it facilitates and encourages participation at meetings of security holders. ☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at: 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 9 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 6.4 A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands. ☒ ☐ set out in our Corporate Governance Statement 6.5 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically. ☒ ☐ set out in our Corporate Governance Statement PRINCIPLE 7 – RECOGNISE AND MANAGE RISK 7.1 The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework. ☒ and we have disclosed a copy of the charter of the committee at: https://www.mesoblast.com/company/corporate- governance/board-committees-and-charters and the information referred to in paragraphs (4) and (5) at: Item 6 “Directors, Senior Management and Employees” (pages 97-142) of the Form 20-F contained within Mesoblast’s Annual Report 2025 ☐ set out in our Corporate Governance Statement 7.2 The board or a committee of the board should: (a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and (b) disclose, in relation to each reporting period, whether such a review has taken place. ☒ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at: 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 10 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 7.3 A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes. ☒and we have disclosed how our internal audit function is structured and what role it performs at: 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement 7.4 A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks. ☒ and we have disclosed whether we have any material exposure to environmental and social risks at: Item 3.D. “Risk Factors” (pages 6-43) and Item 4.A “Environmental, Social and Governance (“ESG”) Statement” (pages 45-55) of the Form 20-F contained within Mesoblast’s Annual Report 2025, and the 2025 Corporate Governance Statement and, if we do, how we manage or intend to manage those risks at: Item 3.D. “Risk Factors” (pages 6-43) and Item 4.A “Environmental, Social and Governance (“ESG”) Statement” (pages 45-55) of the Form 20-F contained within Mesoblast’s Annual Report 2025, and the 2025 Corporate Governance Statement ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 11 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY 8.1 The board of a listed entity should: (a) have a remuneration committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive. ☒ and we have disclosed a copy of the charter of the committee at: https://www.mesoblast.com/company/corporate- governance/board-committees-and-charters and the information referred to in paragraphs (4) and (5) at: Item 6 “Directors, Senior Management and Employees” (pages 97-139) of the Form 20-F contained within Mesoblast’s Annual Report 2025 ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 8.2 A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives. ☒ and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at: 2025 Remuneration Report which is set out on pages 103 to 131 of the Form 20-F contained within Mesoblast’s Annual Report 2025 ☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 8.3 A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it. ☒ and we have disclosed our policy on this issue or a summary of it at: https://www.mesoblast.com/company/corporate- governance/key-policies ☐ set out in our Corporate Governance Statement OR ☐ we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 12 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 ADDITIONAL RECOMMENDATIONS THAT APPLY ONLY IN CERTAIN CASES 9.1 A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents. ☐ and we have disclosed information about the processes in place at: ……………………………………………………………………… [insert location] ☐ set out in our Corporate Governance Statement OR ☒ we do not have a director in this position and this recommendation is therefore not applicable OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 9.2 A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time. ☐ ☐ set out in our Corporate Governance Statement OR ☒ we are established in Australia and this recommendation is therefore not applicable OR ☐ we are an externally managed entity and this recommendation is therefore not applicable 9.3 A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit. ☐ ☐ set out in our Corporate Governance Statement OR ☒ we are established in Australia and not an externally managed listed entity and this recommendation is therefore not applicable ☐ we are an externally managed entity that does not hold an AGM and this recommendation is therefore not applicable ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES - Alternative to Recommendation 1.1 for externally managed listed entities: The responsible entity of an externally managed listed entity should disclose: (a) the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; and (b) the role and responsibility of the board of the responsible entity for overseeing those arrangements. ☐ and we have disclosed the information referred to in paragraphs (a) and (b) at: …………………………………………………………………………….. [insert location] ☐ set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ASX Listing Rules Appendix 4G (current at 17/7/2020) Page 13 Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 - Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager. ☐ and we have disclosed the terms governing our remuneration as manager of the entity at: …………………………………………………………………………….. [insert location] ☐ set out in our Corporate Governance Statement

Mesoblast Limited Corporate Governance Statement 2025 1 A description of the Company and its controlled entities’ (together, the Group) corporate governance practices are set out below. All of these practices, unless otherwise stated, were in effect for the financial year ended 30 June 2025 and comply with the ASX Corporate Governance Council’s (Council) Corporate Governance Principles and Recommendations, fourth edition (the ASXCGPR). The information in this statement is current as at 16 October 2025 and has been approved by the Board. This statement includes cross references to the Company’s charters, policies and codes, relevant copies or summaries of which are available in the Corporate Governance section of the Company’s website, www.mesoblast.com. Further, this statement should be read in conjunction with the Directors’ Report, the Remuneration Report and the Financial Report for the financial year ended 30 June 2025, and the Environmental, Social and Governance (ESG) Statement, as these reports also contain information required or recommended to be included by the ASXCGPR. The Directors’ Report can be found at Part 1 of the Form 20-F contained within our 2025 Annual Report (principally Item 6.A), the Remuneration Report can be found at Item 6.B of the Form 20-F contained within the 2025 Annual Report, the Financial Report can be found at Item 18 of Form 20-F contained within the 2025 Annual Report, and the ESG Statement can be found at Item 4 of Form 20-F contained within the 2025 Annual Report. PRINCIPLE 1. LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT ROLE OF THE BOARD The Board of Directors is primarily responsible for setting the strategic direction and corporate governance of the Group, and for overseeing the management and operations of the Group. In particular, the principal roles and responsibilities of the Board are to: • facilitate accountability to the Group and the Company’s shareholders; • ensure timely reporting to shareholders; • provide strategic guidance to management, including contributing to the development and review of the corporate strategy; • oversee management of the Group and ensure there are effective management processes in place; • appoint, remove (if necessary) and monitor the performance of the Chief Executive; • review the performance of the Board, individual Directors and the committees of the Board; • monitor: – organizational performance and the achievement of the Group’s strategic goals and objectives; – financial performance including approval of the annual and half-year financial reports, and liaison with the Company’s auditors; – progress of major capital expenditure and other significant corporate projects including any acquisitions or divestments; – compliance with the Group’s corporate governance policies and procedures; and – progress in relation to the Group’s diversity objectives and compliance with its diversity policy; • review and approve business plans, the annual budget and financial plans (including available resources and major capital raising or expenditure initiatives); • approve major corporate initiatives; • enhance and protect the reputation of the Group including through the Group’s statement of values and code of conduct; • oversee the operation of the Group’s system for compliance and risk management, including in relation to cyber security; and • ensure appropriate resources are available to senior management. The Board operates in accordance with the broad principles set out in its charter, which provides a framework for the Board’s effective operation. The charter specifically addresses the following: • role, authority and responsibilities of the Board; • Board committees; • Board composition and election of the Chair; • Directors’ rights and duties; Mesoblast Limited (the Company or Mesoblast) and its Board of Directors (the Board) are committed to maintaining an effective corporate governance framework to ensure that the Company is managed effectively and in an honest and ethical way. Corporate Governance Statement

2 Mesoblast Limited Corporate Governance Statement 2025 • responsibilities of and delegations to management; • performance of the Board; and • role of a Company Secretary. A summary of the charter is available at the Corporate Governance section of the Company’s website, www.mesoblast.com. BOARD COMMITTEES The Board has delegated specific authority to two committees. These committees are: • the Nomination and Remuneration Committee; and • the Audit and Risk Committee. The role and responsibilities of these committees are set out in each Board Committee Charter and summarized in Principle 2 and Principle 4 of this statement, respectively. ROLE OF MANAGEMENT Day to day management of the Group’s operations and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Chief Executive and the executive team. Specific limits of authority delegated to the Chief Executive and senior executive team are outlined in a formal delegation of authority policy, which has been approved by the Board. DIRECTOR SELECTION AND APPOINTMENT The Company conducts appropriate checks before it appoints a person or puts forward to shareholders a new candidate for election as a Director. These include checks as to the person’s character, experience, education, criminal record, bankruptcy history, probity and any other relevant matters. The Company also provides shareholders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a Director in the notice of meeting provided to shareholders. This includes information relevant for shareholders to be able to assess each Director’s skills and competencies, industry experience, time commitments, current directorships, and other relevant information in their consideration of that election, including any other interest, position or relationship that might influence on their ability to bear on issues before the Board and to act in the best interests of the Company as a whole rather than in the interests of an individual shareholder or other party. WRITTEN AGREEMENTS WITH DIRECTORS AND SENIOR EXECUTIVES The Company has a written agreement with each Director and senior executive setting out the terms of their appointment. The roles and responsibilities of each non-executive Director is set out in their letter of appointment, which the Director receives and commits to on their appointment. The letter of appointment specifies the time commitment, expectations in relation to committee work or any other special duties attaching to the Director’s position, reporting lines, remuneration arrangements, disclosure obligations in relation to personal interests, confidentiality obligations, insurance and indemnity entitlements and details of the Company’s key governance policies. The key governance policies are available at the Corporate Governance section of the Company’s website, www.mesoblast.com. Each executive Director and senior executive has entered into a service contract that sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangements and termination rights and entitlements. Further details on arrangements which apply to each executive Director and those senior executives who are designated key management personnel can be found in Item 6 of Form 20-F contained within our Annual Report. COMPANY SECRETARIES The Company Secretaries are accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board. The Company Secretaries assist the Board in its effectiveness by monitoring that Board policies and procedures are followed, and by coordinating the timely completion and dispatch of the Board agenda and supporting papers. The Directors have direct access to the Company Secretaries who regularly communicate with them through email, by telephone and in in-person meetings. DIVERSITY The Group values diversity and recognizes the benefits that diversity can bring to the organization’s ability to achieve its goals. Diversity can lead to a competitive advantage through broadening the talent pool for recruitment of high quality employees, by encouraging innovation and improving a corporation’s professionalism and reputation. Accordingly, the Group is committed to promoting diversity within the Group and has adopted a formal policy outlining the Group’s diversity objectives. A copy of the diversity policy is available at the Corporate Governance section of the Company’s website, www.mesoblast.com. With respect to gender diversity, the Group has set the following objectives: 1) aim to increase the number of women on the Board of Directors as vacancies arise and circumstances permit; 2) aim to increase the number of women who hold senior executive positions as vacancies arise and circumstances permit; and 3) ensure the opportunity exists for equal gender participation in all levels of professional development programs. The Group is committed to developing a workplace that promotes diversity by acting with fairness, objectively and without prejudice. The Group’s policy is to recruit and manage on the basis of competence and performance, regardless of ethnicity, gender, age, sexual orientation, religion, socio-economic status and physical ability. Accordingly, the Group has not established measurable objectives or number targets for achieving gender diversity.

The following table reports the Group's progress towards achieving its gender diversity objectives for points one and two above. In regard to point three, the Group ensured that an equal opportunity existed for gender participation in all levels of professional development programs during the financial year. For completeness, as at 30 June 2025, the Group globally had 80 employees, of which 45 (56%) were female.

Category	Number of women at 30 June 2025	Number of women at 30 June 2024	Increase/ (Decrease)
Board of Directors	2	1	1
Senior executive positions*	3	3	–

* *A senior executive position is one held by an executive who reports directly to the Chief Executive. Approximately 30% of senior executive positions were held by women as at 30 June 2025.*

The Board acknowledges that diversity and inclusion contribute to enhanced decision-making and governance outcomes, and is committed to ensuring that future Board appointments are guided by these principles. The Board's last appointee, Ms Lyn Cobley, is female, and joins Ms Bell who was appointed as the Chair of the Board in 2024, having previously been the Chair of the Board's Audit & Risk Committee.

The Board has delegated the responsibility for reviewing and reporting on diversity, specifically gender diversity, to the Nomination and Remuneration Committee.

BOARD PERFORMANCE EVALUATION

The performance of the Board, its committees, individual Directors and senior management is reviewed periodically. A copy of the Group's performance evaluation process is available at the Corporate Governance section of the Company's website, **www.mesoblast.com**. This review encompasses feedback on the Chair and individual non-executive Directors as well as consideration of Board succession planning, diversity, and the breadth and sufficiency of skills represented on the Board. The results of the review were discussed by the Board, for the purpose of confirming that the Board continues to function in an appropriate manner.

The Board also carries out informal performance monitoring sessions at each quarterly meeting of the Board. In addition, Directors are encouraged to raise any issues or concern regarding the performance of the Board, Board committees or individual Directors with the Chair, or if the concern relates to the Chair, with the Chair of the Audit and Risk Committee.

SENIOR EXECUTIVE PERFORMANCE EVALUATION

The process for assessing performance of the Chief Executive and the senior executive team is described in the Remuneration Report. A performance evaluation for senior executives, which accords with the process described in the Remuneration Report, was undertaken with respect to the financial year ended on 30 June 2025.

PRINCIPLE 2.
STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE

NOMINATION AND REMUNERATION COMMITTEE

The Board has a Nomination and Remuneration Committee to assist it in the discharge of its responsibilities, and in particular to ensure that appointments to the Board are subject to formal, rigorous and transparent procedures in order to create an environment where the Board can carry out effective and responsible decision making and oversight. The main responsibilities of the committee are to:

- conduct reviews of the membership of the Board having regard to present and future needs of the Company, and to make recommendations on Board composition, appointments and reappointments;
- conduct reviews of and determine the independence of each Director;
- propose candidates for Board vacancies;
- oversee annual executive performance evaluations, including recommendations for long and short term incentive grants as well as pay reviews;
- oversee Board succession, including the succession of the Chair, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board;
- manage the processes in relation to meeting Board diversity objectives;
- oversee senior management succession plans; and
- assess the effectiveness of the Board induction process.

The Nomination and Remuneration Committee operates in accordance with its charter which sets out its roles and responsibilities, composition, structure and membership requirements. A summary of the Nomination and Remuneration Committee charter is available at the Corporate Governance section of the Company's website, **www.mesoblast.com**.

The following independent Directors are the members of the Nomination and Remuneration Committee as at 30 June 2025:

Name	Position
William Burns	Independent chair
Philip Facchina	Independent member
Jane Bell AM	Independent member
Lyn Cobley	Independent member

Mesoblast Limited Corporate Governance Statement 2025 3

4 Mesoblast Limited Corporate Governance Statement 2025 The details of the meetings attended by each member of the Nomination and Remuneration Committee during the 2025 financial year are set out in Item 6.B of Form 20-F contained within our Annual Report. BOARD SKILLS MATRIX The Company has developed a skills matrix setting out the mix of skills and diversity that the Board currently has or is looking to achieve in its membership. The skills matrix helps to identify any gaps in the collective skills of the Board that can then be addressed through professional development initiatives for Directors and in Board succession planning. The Nomination and Remuneration Committee regularly reviews its skill matrix to make sure it covers the skills needed to address existing and emerging business and governance issues relevant to the Company. The skills and experience that the Board has, and continues to add to its membership, are in the areas of, but not limited to: • Industry experience: pharmaceutical/ biotechnology product development – substantial experience in the drug investigation, testing and development process; • Industry experience: pharmaceutical/biotechnology commercialization and regulatory – substantial experience in the drug commercialization process including clinical trials and path to regulatory and pricing approval; • Industry experience: pharmaceutical/biotechnology manufacturing and supply – substantial experience in the global manufacturing, quality control and supply of approved pharmaceutical products; • Executive management and leadership: substantial experience in managing and leading organizations at senior executive and board levels; • Global business/commercial experience: substantial experience in senior executive roles for businesses operating across multiple global locations; • Strategy: substantial experience in the development and implementation of strategic direction and plans to deliver investor returns over time; • Corporate financing, mergers and acquisitions: substantial experience in capital raisings, mergers and acquisitions of companies and complementary technologies; • Financial and risk management: expertise and experience in audit, financial accounting and reporting, internal controls, financial disclosure and industry taxation; • Human resources: substantial experience in stakeholder management, oversight of remuneration, incentives, equity programs, benefits, employment contracts and workplace health and safety; • Corporate governance: substantial experience in public entity disclosure, management oversight and inquiry, listing rules and compliance; and • Medical/healthcare leadership: substantial leadership experience in healthcare organizations and/or integrated healthcare delivery. Each of these skills is well represented on the Board. INDEPENDENT DIRECTORS As at 30 June 2025, the Board was comprised of the following independent Directors: • Ms Jane Bell AM; • Mr William Burns; • Mr Philip Facchina; and • Ms Lyn Cobley. As at 30 June 2025, 50% of the Board are independent Directors. The Board, as part of succession planning, is looking to increase the percentage of independent Directors on the Board. A Director is considered independent if he or she is a non-executive Director and is free of any interest, position, association or relationship that might influence, or reasonably be perceived to influence, in a material respect his or her capacity to bring an independent judgement to bear on issues before the Board. The Board considers the factors set out in the ASXCGPR and outlined below when assessing the independence of each non- executive Director, being whether the Director: • is, or has been, employed in an executive capacity by the Group and there has not been a period of at least three years between ceasing such employment and serving on the Board; • receives performance-based remuneration (including options or performance rights) from, or participates in, an employee incentive scheme of, the entity; • is, or has within the last three years been, a partner, director, senior employee or consultant of a provider of material professional services to the Group; • is, or has been within the last three years, in a material business relationship (eg, as a supplier, professional advisor, consultant or customer) with the Group, or is an officer of, or otherwise associated with, someone in such a relationship; • is, represents, or is or has been within the last three years an officer or employee of, or professional adviser to, a substantial security holder of the Group; • has a material contractual relationship with the Group other than as a Director; • has close personal ties, which may be based on family, friendship, or other social or business connections, with any person who falls within any of the categories described above; or • has been a Director of the Company for such a period that their independence from management and substantial holders may have been compromised. The Board at least annually assesses the independence of its non-executive Directors. To enable this assessment of independence, the Company maintains a conflicts of interest register, and the Directors must provide all information that may be relevant to the assessment at the earliest opportunity. As part of its annual assessment of independence for the 2025 calendar year, the Board gave specific consideration to: • the fact that our non-executive Directors have received options under our employee incentive scheme;

- the independence of Mr Facchina, who is Chief Strategy Officer of SurgCenter Development. SurgCenter Development is not a security holder in Mesoblast. However, some of its principals were lead investors in Mesoblast's recent capital raisings and are substantial shareholders in the Company;
- the independence of Dr Krause, who is performing a strategic advisory role for the Company under a consulting agreement with his company in addition to his role of non-executive director;
- the independence of Dr Gregory George, who is a substantial shareholder in the Company.

With respect to the options previously granted to non-executive Directors, it is the Board's view that these options will not interfere with the Director's capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Group as a whole. It is noted that the options granted to non-executive Directors, unlike other options granted to employees, are not subject to any performance or service conditions or hurdles.

With respect to Mr Facchina, the Board considers that Mr Facchina brings independent judgement, experience and expertise to the Board on behalf of all shareholders and that he does not represent the interests of any particular shareholder or group of shareholders.

With respect to Dr Krause, the Nasdaq rules have a financial threshold for payments to directors (other than director fees and committee fees) which if exceeded, a director is no longer considered independent. Since that threshold has been reached in relation to Dr Krause's remuneration under his strategic advisory role for the Company, he is not considered an independent Director.

With respect to Dr George, as a more than 10% shareholder, Dr George is an "affiliate" under the United States Securities and Exchange Commission (**SEC**) rules and, as a result, he is not considered an independent Director.

CHAIR

The Chair is responsible for leading the Board and for the efficient organization and conduct of the Board.

The role of the Chair more specifically is to ensure Directors are properly briefed in all matters relevant to their role and responsibilities, to facilitate Board discussions and to manage the Board's relationship with the Chief Executive and executive team. In accepting the position, the Chair has acknowledged that it will require a significant time commitment and has confirmed that other positions held will not hinder her effective performance in the role of Chair. The Chair, Ms Jane Bell AM, is considered an independent Director.

TERM OF OFFICE

The Company's constitution specifies that no Director, except the Chief Executive, may hold office for a period in excess of three years, or beyond the third Annual General Meeting following the Director's election, whichever is the longer, without submitting himself or herself for re-election.

The term in office held by each Director in office as at 30 June 2025 is as follows:

Director	Term as Director	Position held at 30 June 2025
Jane Bell AM	2 years and 10 months	Independent Chair
William Burns	11 years and 3 months	Independent vice-Chair
Silviu Itescu	21 years	Executive Director
Philip Facchina	4 years and 3 months	Independent Director
Philip Krause	3 years and 3 months	Non-Executive Director (not independent)
Eric Rose	12 years and 2 months	Executive Director
Gregory George	4 months	Non-Executive Director (not independent)
Lyn Cobley	2 months	Independent Director

BOARD INDUCTION AND PROFESSIONAL DEVELOPMENT

All new Directors participate in an informal induction program which covers the operation of the Board and its committees, and an overview of the Group's core programs, key strategy, financial and relevant operational documents. The induction also includes meetings with existing Directors and senior executives to ensure all relevant and material information is explained thoroughly. The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible.

The Board encourages Directors to identify opportunities for, and to participate in, continuing education. The Board actively assesses relevant conferences and presentations that are appropriate for them to attend, particularly in the field of regenerative medicine, to heighten their understanding of the Group's core technologies and industry.

In addition, presentations from management and external advisors are included in the agenda for Board meetings throughout the year to assist with keeping the Directors updated and informed on key developments in laws and the regulatory environment.

PRINCIPLE 3.
INSTILL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY

CODE OF CONDUCT AND VALUES

As part of its commitment to recognizing the legitimate interests of stakeholders, the Group has a code of conduct (**Code**), statement of values and a suite of policies and procedures to guide all Directors and employees in respect of ethical and compliant behaviour expected by the Group. In summary, the Code requires that at all times all Company personnel

Mesoblast Limited Corporate Governance Statement 2025 5

6 Mesoblast Limited Corporate Governance Statement 2025 act with the utmost integrity, objectivity and in compliance with the law and Company policies. More specifically, the Code covers the following: • conflicts of interest; • confidentiality; • fair dealing; • protection of assets; • compliance with laws and regulations; • reporting violations of the Code; • security trading; and • commitments to stakeholders. A copy of the Code and statement of values can be found at the Corporate Governance section of the Company’s website, www.mesoblast.com. OTHER POLICIES Among its suite of policies and procedures, the Company has an Anti-Bribery and Anti-Corruption Policy and provides associated training in respect of the policy as well as the Code. In addition, the Company has a Disclosure of Complaints and Concerns Policy which addresses, among other things, alleged breaches under the Company’s Code, Anti-Bribery and Anti-Corruption Policy, or other Company policies. These policies can be found at the Corporate Governance section of the Company’s website, www.mesoblast.com. The Company has a process in place to inform the Board or a committee of the Board of any material breaches of the Anti-Bribery and Anti-Corruption Policy, Code and material incidents reported under the Disclosure of Complaints and Concerns Policy. PRINCIPLE 4. SAFEGUARD INTEGRITY OF CORPORATE REPORTS AUDIT AND RISK COMMITTEE The Board has an Audit and Risk Committee to which it has delegated the responsibility for ensuring that an effective internal control framework exists within the Group. The main responsibilities of the Audit and Risk Committee with respect to financial reporting are to: • review and assess the annual financial report, the half-year financial report, the Company’s quarterly accounts and all other financial information published by the Company or released to the market; • recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance; • consider the independence and competence of the external auditor on an ongoing basis; • review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence; • review and monitor related party transactions; • oversee the effective operation of the risk management framework; • oversee and review the Company’s compliance with the Disclosure of Complaints and Concerns policy by Mesoblast personnel; • assist the Board in reviewing the effectiveness of the organization’s internal control environment covering: – effectiveness and efficiency of operations and business processes; – safeguarding of assets; – reliability of financial reporting and maintaining proper accounting records; and – compliance with applicable laws and regulations; and • report to the Board on matters relevant to the committee’s role and responsibilities. In fulfilling its responsibilities, the Audit and Risk Committee: • receives regular reports from management and the external auditors; • meets with the external auditors at least four times a year, or more frequently if necessary; • reviews the processes which the Chief Executive and Interim Chief Financial Officer have in place to support their certifications to the Board; • reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved; and • provides the external auditors with a clear line of direct communication at any time to either the Chair of the Audit and Risk Committee or the Chair of the Board. The Audit and Risk Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party. The Audit and Risk Committee operates under a formal charter approved by the Board which sets out the committee’s role and responsibilities, composition, structure and membership requirements and the procedures for inviting non-committee members to attend meetings. A full copy of the Audit and Risk Committee charter can be found at the Corporate Governance section of the Company’s website, www.mesoblast.com. The following independent Directors were the members of the Audit and Risk Committee as at 30 June 2025: Name Position Philip Facchina Independent chair Jane Bell AM Independent member Lyn Cobley Independent member All of the Directors are financially literate and have a finance background. Additionally, Mr Facchina and Ms Bell have valuable and relevant industry experience having served in the healthcare industry in senior positions for a number of years. The details of the meetings attended by each member of the Audit and Risk Committee during the 2025 financial year are set out in Item 6.B of Form 20-F contained within our Annual Report.

Mesoblast Limited Corporate Governance Statement 2025 7 CHIEF EXECUTIVE AND INTERIM CHIEF FINANCIAL OFFICER DECLARATION The integrity of the Company’s financial reporting depends upon the existence of a sound system of risk oversight and management and internal control. Management accountability for this is enhanced by the assurances it is required to give to the Board. The Chief Executive and the Interim Chief Financial Officer provided assurance to the Board prior to release of the Company’s 2025 financial year financial statements that, in their opinion: • the financial records of the Company for the financial year have been properly maintained in accordance with the Corporations Act 2001 (Cth); and • the financial statements and notes for the relevant financial period comply with the accounting standards and give a true and fair view of the financial position and performance of the Group. The opinions of the Chief Executive and the Interim Chief Financial Officer were formed on the basis of a sound system of risk management and internal control which is operating effectively. INTEGRITY OF PERIODIC CORPORATE REPORTS The Company has a policy and procedures in place to ensure that periodic corporate reports which are not subject to audit or reviewed by an external auditor comply with relevant disclosure obligations under applicable laws. A copy of the Company’s market disclosure and shareholder communications policy can be found at the Corporate Governance section of the Company’s website, www.mesoblast.com. PRINCIPLE 5. MAKE TIMELY AND BALANCED DISCLOSURE CONTINUOUS DISCLOSURE The Company has a policy and procedures in place to ensure that it identifies and discloses any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities (price sensitive information) in accordance with the continuous disclosure requirements under ASX Listing Rule 3.1. The Company’s policy in relation to market disclosure and shareholder communications can be found at the Corporate Governance section of the Company’s website, www.mesoblast.com. The Company has established an internal review committee which reviews all market announcements (other than routine administrative announcements) to ensure they are factual, comply with legal obligations, do not omit material information, provide a balanced view, and are presented in a clear and concise way. The Board receives copies of all material market announcements either prior to or promptly after they have been made. All price sensitive information disclosed to the ASX is posted on the Mesoblast website as soon as possible after it is disclosed to the ASX. Where the Company holds a substantive investor or analyst presentation, including for its quarterly financial results, or one which contains material new information, the material used in the presentation is released concurrently to the ASX and posted on the Mesoblast website. PRINCIPLE 6. RESPECT THE RIGHTS OF SECURITY HOLDERS COMPANY WEBSITE The Company provides information about itself and its governance on its website at www.mesoblast.com. INVESTOR RELATIONS Mesoblast’s investor relations program involves scheduled and ad hoc interactions with institutional investors, private investors and sell-side and buy-side analysts to facilitate understanding of the Group’s business, corporate strategy, governance, financial and operational performance and prospects. Further, shareholders can contact the Company at any time through the Company’s Investor Relations team. The contact details are available on www.mesoblast.com. The Board receives regular reports from the Chief Executive and Investor Relations personnel regarding feedback from shareholders and analysts. This ensures Directors are aware of concerns being raised giving them a good understanding of current market and shareholder views. Where possible, the Company arranges for advance notification of significant group briefings (including, but not limited to, financial results announcements) and makes them widely accessible. Webcasts of analysts’ calls are generally available on the Company’s website at www.mesoblast.com. SHAREHOLDER MEETINGS The Board encourages full participation by shareholders at the Annual General Meeting to ensure a high level of Director accountability to shareholders and to enhance shareholders’ identification with the Group’s strategy and goals. The shareholders are requested to vote on matters such as the adoption of the Remuneration Report, the granting of securities to Directors and changes to the Constitution. Importantly, Mesoblast facilitates and encourages shareholder participation at the Annual General Meeting by providing a question forum at the meeting to address individual shareholder queries. The Company will determine all resolutions at its Annual General Meeting by poll. The Board is committed to monitoring ongoing developments that may enhance communication with shareholders, including technology developments. COMMUNICATIONS Mesoblast gives shareholders the option to receive communications from, and send communications to, Mesoblast and its share registry electronically.

8 Mesoblast Limited Corporate Governance Statement 2025 PRINCIPLE 7. RECOGNIZE AND MANAGE RISK AUDIT AND RISK COMMITTEE The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the Audit and Risk Committee and reviewed by the full Board. The Audit and Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. The committee monitors the Group’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight of the Company’s risk management systems and practices, the committee: • reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Group’s risk management system; • reviews Group-wide objectives in the context of the abovementioned categories of corporate risk; • reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Group’s exposure to risk; • reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and • reviews compliance with agreed policies. The committee recommends any actions it deems appropriate to the Board for its consideration. Details of the committee’s charter, composition, structure, membership and attendance of meetings by members can be found under Principle 4 of this statement. RISK MANAGEMENT FRAMEWORK The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented an effective system of risk management and internal control. Management is responsible for ensuring there are adequate policies in relation to risk management, compliance, and internal control systems. The Audit and Risk Committee monitors the Group’s risk management by overseeing management’s actions in the evaluation, management, monitoring, and reporting of material operational, financial, compliance, strategic, cybersecurity and certain Environmental, Social and Governance (ESG) risks. Mesoblast’s risk management group is part of executive management. This group is responsible for designing, implementing, monitoring, and reporting on the Group’s management of material business risks and the effectiveness of the Group’s risk management and internal control system. ESG risks have been incorporated into and are considered as part of Mesoblast’s risk management system. The risk management group reviews the Group’s risks across its business and operations, and the Group’s material business risks and risk management framework are reviewed at least annually by the Audit and Risk Committee. The Group introduced a standardized tool to assess the Group’s portfolio and corporate risk. Further detail on risks can be found in the ‘Risk Factors’ section (Item 3.D) on the Form 20-F contained within our Annual Report. INTERNAL AUDIT FUNCTION In light of the size and nature of the Company’s operations and activities, the Company has not established a formal separate internal audit function. The Company does have, however, a Quality Management Department with appropriate controls in place for monitoring and compliance of clinical and non-clinical studies as well as manufacturing and distribution operations. The Company also has a compliance function which establishes the controls for and monitors compliance with the Company’s Code, policies, and applicable healthcare-related laws and regulations. As part of our Nasdaq listing, we are required to comply with rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002. To meet these requirements, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. External auditors and the Company’s management conducted an assessment of the effectiveness of its internal control over financial reporting as of 30 June 2025 and have concluded that its internal control over financial reporting was effective as of that date. ENVIRONMENTAL SOCIAL AND GOVERNANCE (ESG) RISKS The Group monitors its exposure to risks, including ESG risks. The ESG Statement, which can be found at Item 4 of Form 20-F contained within the 2025 Annual Report, sets out at a high level the Group’s approach to ESG matters. ESG issues previously identified in analysis with the assistance of an external consultant are associated directly or indirectly with risks reported in the ‘Risk Factors’ section (Item 3.D) on the Form 20-F contained within our Annual Report. At this stage the Board does not consider that the Group has any material exposure to ESG risks which are not disclosed through the ‘Risk Factors’ section. PRINCIPLE 8. REMUNERATE FAIRLY AND RESPONSIBLY NOMINATION AND REMUNERATION COMMITTEE As mentioned above in Principle 2, the Board has established a combined Nomination and Remuneration Committee. The Nomination and Remuneration Committee advises the Board on remuneration and incentive policies and practices

Mesoblast Limited Corporate Governance Statement 2025 9 generally and makes specific recommendations on remuneration packages and other terms of employment for executive Directors, other senior executives and non-executive Directors. Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters. Details of the committee’s charter, role and responsibilities, composition, structure, membership and attendance of meetings by members can be found under Principle 2 of this statement. NON-EXECUTIVE INDEPENDENT DIRECTOR REMUNERATION POLICY Non-executive Independent Director remuneration is set out in the Remuneration Report. Non-executive Directors (i.e. for the purposes of this section, directors who do not hold an executive position or have a consulting role with the Group) have been granted options following authorization from shareholders when they joined the Board. In addition, for the 2024 financial year and 2025 financial year, the non- executive directors were granted options, which were approved by shareholders, for 50% of their director fees as a cash preservation strategy. For the 2026 financial year, non-executive directors have reverted to receiving the directors fee entirely in cash. All options granted to non-executive directors are not subject to any performance or service hurdles or conditions. Further, non-executive Director remuneration does not include any performance-based remuneration or bonuses. Further information on non-executive Directors’ remuneration for the 2025 financial year, including principles used to determine remuneration, is set out in the Remuneration Report. EXECUTIVE DIRECTOR AND SENIOR EXECUTIVES’ REMUNERATION POLICY Executive remuneration consists of fixed pay, performance-based remuneration and equity-based remuneration, and is closely aligned to the success of the Group. Further information on the executive Directors and senior executives’ remuneration for the 2025 financial year, including principles used to determine remuneration, is set out in the Remuneration Report. SHARE TRADING POLICY The Company has developed a share trading policy which governs the trading of the Company’s shares by Directors, employees and consultants of the Company – who collectively are known as ‘Mesoblast Personnel’. Mesoblast Personnel are not permitted to trade in the Company’s securities during the period starting a week prior to the last business day of the month prior to the release of our quarterly financial results and ending one day after the release of those financial results. The Board may also impose blackout periods during other periods as advised by the Board from time to time. In addition, no person is able to trade in the Company’s shares whilst in the possession of material inside information, and nor are they able to influence any other person with regard to trading in the Company’s shares. The share trading policy prohibits Mesoblast Personnel from trading in the Company’s derivatives. This prohibition is in place to prevent such personnel from limiting their economic exposure to risk arising out of an element of remuneration which has not vested, or which has vested but remains the subject of a disposal restriction. A copy of the Company’s share trading policy can be found at the Corporate Governance section of the Company’s website, www.mesoblast.com.